==============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                           Amendment to Amendment No. 1

                   Under the Securities Exchange Act of 1934*

                      MARTHA STEWART LIVING OMNIMEDIA, INC.
                ------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  573083102
                ------------------------------------------------
                                (CUSIP Number)

                             George F. Hamel, Jr.
                             ValueAct Capital
                        One Maritime Plaza, Suite 1400
                           San Francisco, CA 94111
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             March 14, 2002
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=============================================================================

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 2 of 15
------------------------------------------------------------------------------
EXPLANATORY NOTE: THIS AMENDMENT TO AMENDMENT NO. 1 TO SCHEDULE 13D IS BEING FILED TO MODIFY INCORRECT OWNERSHIP PERCENTAGES PREVIOUSLY REPORTED.
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
4. SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,601,600**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,601,600**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,601,600**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.88%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 3 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     ValueAct Capital Partners II, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         308,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        308,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     308,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 4 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     ValueAct Capital International, Ltd.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         190,400**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        190,400**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     190,400**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 5 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     VA Partners, L.L.C.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,100,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,100,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,100,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.63%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     00 (LLC)
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 6 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     Jeffrey W. Ubben
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,100,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,100,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,100,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.63%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 7 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     George F. Hamel, Jr.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,100,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,100,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,100,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.63%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 8 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     Peter H. Kamin
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,100,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,100,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,100,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.63%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

THE PURPOSE OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D IS TO AMEND THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON JANUARY 18, 2002. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Class A Common Stock, par value $0.01 par value per share (the "Common Stock"), of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 11 West 42nd Street, New York, NY 10036.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f).  This Statement is filed jointly by
(a)ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), (c) ValueAct Capital International, Ltd. ("ValueAct International"), (d) VA Partners, L.L.C. ("VA Partners"), (e) Jeffrey W. Ubben, (f) George F. Hamel, Jr. and (g) Peter H. Kamin (collectively, the "Reporting Persons").

         ValueAct Partners and ValueAct Partners II are each Delaware limited partnerships, the principal business of which is investing in securities. ValueAct International is a Company organized in the British Virgin Islands. The principal business of ValueAct International is investing in securities. Each of these entities has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services to ValueAct International and to serve as the General Partner of ValueAct Partners and ValueAct Partners II. VA Partners has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and principal executive officers of ValueAct International, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Partners, ValueAct Partners II and ValueAct International. The aggregate funds used by the Reporting Persons to make the purchases were $14,378,200, $986,000 and $585,800, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Issuer's Common Stock in a negotiated transaction, pursuant to a stock purchase agreement attached hereto as Exhibit 2 for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

         In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect,and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of this Item 4.

       The foregoing description of certain provisions of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference.

       The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II and ValueAct International are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of VA Partners. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, the shares of Common Stock held of record by it, with VA Partners and the Managing Members.

         ValueAct Partners is the beneficial owner of 3,601,600 shares of Class A Common Stock, representing approximately 19.88% of the Issuer's outstanding Class A Common Stock. ValueAct Partners II is the beneficial owner of 308,000 shares of Class A Common Stock, representing approximately 1.7% of the Issuer's outstanding Class A Common Stock. ValueAct International is the beneficial owner of 190,400 shares of Class A Common Stock, representing approximately 1.1% of the Issuer's outstanding Class A Common Stock. VA Partners, Mr. Ubben, Mr. Kamin and Mr. Hamel may each be deemed the beneficial owner of an aggregate of 4,100,000 shares of Issuer Class A Common Stock, representing approximately 22.63% of the Issuer's outstanding Class A Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 15,117,620 outstanding shares of Class A Common Stock as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2001 plus 3,000,000 shares issued by Issuer upon the conversion of such number of shares of Class B Common Stock since the date of filing of the Issuer's Form 10-Q.

(c) On March 14, 2002, the Investors purchased the following shares of Common Stock pursuant to a Stock Purchase Agreement

Reporting Person                 Date        Shares    Price/Share
----------   	                  ---------     -------   -----------
ValueAct Partners              03-14-02      991,600     $14.50

Value Partners II              03-14-02      68,000      $14.50

Value International            03-14-02      40,400      $14.50

(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1) Joint Filing Agreement
2) Stock Purchase Agreement

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 19, 2002          George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 19, 2002          George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 19, 2002          George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 19, 2002          George F. Hamel, Jr., Managing Member


                                  /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  March 19, 2002          Jeffrey W. Ubben


                                  /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 19, 2002          George F. Hamel, Jr.


                                  /s/  Peter H. Kamin
                                --------------------------------------
Dated:  March 19, 2002          Peter H. Kamin

                                   Exhibit 1
                           JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Martha Stewart Living Omnimedia, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 19, 2002          George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 19, 2002          George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 19, 2002          George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 19, 2002          George F. Hamel, Jr., Managing Member


                                  /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  March 19, 2002          Jeffrey W. Ubben


                                  /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 19, 2002          George F. Hamel, Jr.


                                  /s/  Peter H. Kamin
                                --------------------------------------
Dated:  March 19, 2002          Peter H. Kamin

                                   Exhibit 2
                    STOCK PURCHASE AND SALE AGREEMENT

             THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of the __ day of March, 2002, by and between KPCB Holdings, Inc., a California corporation ("Seller"), as nominee for certain Kleiner Perkins Caufield & Byers investment entities and associated individuals (the "Principals"), and ValueAct Capital Partners L.P., a Delaware limited partnership ("Value Act"), ValueAct Capital Partners II, L.P., a Delaware limited partnership ("ValueAct II"), ValueAct Capital International, Ltd., a British Virgin Islands corporation ("ValueAct Capital"), Farallon Capital Partners, L.P. ("Farallon"), Farallon Capital Institutional Partners, L.P. ("Farallon Capital"), Farallon Capital Institutional Partners II, L.P. ("Farallon Capital II"), Farallon Capital Institutional Partners III, L.P. ("Farallon Capital III"), Farallon Capital Offshore Investors, Inc. ("Farallon Offshore") and Tinicum Partners, L.P. (together with Farallon, Farallon Capital, Farallon Capital II, Farallon Capital III, Farallon Offshore, the "Farallon Entities"), Alexander L. Dean ("Dean") and Charles F. Pollnow ("Pollnow"). The Seller and the Purchasers are referred to collectively herein as the parties and ValueAct, ValueAct II, ValueAct Capital, the Farallon Entities, Dean and Pollnow are referred to collectively herein as the "Purchasers".
          WHEREAS, the Seller holds as nominee for the Principals an aggregate of 1,999,403 shares (the "Shares") of the Class A Common Stock of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company").
         WHEREAS, the Seller desires to sell the Shares to the Purchaser and the Purchaser desires to purchase the Shares from the Seller at a price of $14.50 per Share.
        NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, the parties hereto agree as follows:
1.Sale of Shares. On the terms and subject to the conditions set forth in this Agreement, upon execution of this Agreement, the Seller shall sell and deliver to each Purchaser, and each Purchaser shall purchase and accept from the Seller, the number of Shares set forth opposite each Purchaser's name on Exhibit A hereto for $14.50 per Share, for the individual purchase prices set forth opposite each Purchaser's name on Exhibit A hereto and for the aggregate purchase price of $28,991,343.50 (the "Purchase Price").
2.Closing. Upon execution of this Agreement, each Purchaser shall deliver to the Seller such Purchaser's portion of the Purchase Price by wire transfer of immediately available funds to Seller in accordance with the wire instructions set forth on Exhibit B hereto, and the Seller shall deliver to the Purchasers a certificate representing the Shares, accompanied by a duly executed stock transfer power transferring the number of Shares purchased by each Purchaser to such Purchaser, as set forth on Exhibit A hereto.
3.Representations and Warranties of Seller. The Seller hereby represents and warrants to Purchasers that:
       3.1 Organization and Good Standing. The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of California and has all requisite power and authority necessary to execute and deliver this Agreement and carry out the transactions contemplated by this Agreement.
       3.2 Authorization. All corporate action on the part of the Seller, its officers, directors and shareholders to the extent necessary for the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been taken. The Seller has full power and authority from the Principals necessary for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

This Agreement has been duly executed and delivered by the Seller and constitutes valid and legally binding obligation of the Seller, enforceable in accordance with its terms.
       3.3 Title to Shares. The Seller owns of record, and the Principals beneficially own, all of the Shares, free and clear of all liens, encumbrances and third party claims of any kind and any other security interest or preferential arrangement of any kind (collectively, the "Liens"). Good, marketable and unencumbered title to the Shares shall pass to the Purchasers upon consummation of the transactions contemplated hereby and such Shares shall be free and clear of all Liens. Other than the Shares and certain options to purchase shares of Class A Common Stock of the Company held by one of the Principals, neither the Principals nor Seller on behalf of the Principals own any other securities of the Company.
3.4 Compliance with Other Instruments. The execution, delivery and performance by the Seller of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with or result in any violation of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to the Seller or the Principals, (ii) contravene the terms of the organizational documents of Seller or the Principals or (iii) conflict with or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under any of the terms, conditions or provisions of any agreement or instrument to which Seller or any of the Principals is a party or by which Seller or any of the Principals or any of Seller's assets or the Shares may be bound or affected.
3.5 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Seller or the Principals is required in connection with the execution, delivery or performance of this Agreement by the Seller or the consummation by Seller of the transactions contemplated hereby. Notwithstanding the foregoing, the parties acknowledge that the Seller acquired the Shares in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended, and has held the Shares for more than 2 years from the date of acquisition, that the sale of the Shares contemplated hereby is a resale of the Shares under Section 4(1) of the Securities Act of 1933, as amended (the "Securities Act"), but that each of ValueAct, ValueAct II and ValueAct Capital is currently an affiliate of the Company and consequently the resale of the Shares by ValueAct, ValueAct II and ValueAct Capital may be subject to restrictions under federal securities laws.
3.6 Litigation. There are no losses, actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigations (collectively, "Claims") pending or, to the knowledge of Seller, threatened, at law, in equity, in arbitration or before any governmental authority affecting for Shares or Seller's or the Principals' rights thereto or Seller's ability to consummate the transactions contemplated by this Agreement.
3.7 Not an Affiliate. As of the date hereof, Seller is not an "affiliate" (as defined in Rule 144 promulgated under the Securities Act) of the Company.
3.8 Broker's, Finder's or Similar Fees. There are no brokerage commissions, finder's fees or similar fees or commissions payable by Seller or the Principals in connection with the transactions contemplated hereby.

4. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Seller with respect to itself only that:
4.1  Organization and Good Standing.  Each of ValueAct and ValueAct II is
a limited partnership duly formed, validly existing and in good standing under the laws of Delaware and has all requisite limited partnership power and authority necessary to execute and deliver this Agreement and carry out the transactions contemplated by this Agreement. ValueAct Capital is a corporation duly formed, validly existing and in good standing under the laws of the British Virgin Islands and has all requisite corporate power and authority necessary to executed and deliver this Agreement and carry out the transactions contemplated by this Agreement. Each of the Farallon Entities is a limited partnership duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite limited partnership power and authority necessary to execute and deliver this Agreement and carry out the transactions contemplated by this Agreement.
4.2 Authority to Purchase. All limited partnership action on the part of ValueAct and ValueAct II, their general partners and limited partners and all corporate action on the part of ValueAct Capital, its officers, directors and shareholders to the extent necessary for the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been taken. All limited partnership action on the part of the Farallon Entities, their general partners and limited partners to the extent necessary for the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been taken. This Agreement has been duly executed and delivered by each Purchaser and constitutes valid and legally binding obligation of each Purchaser, enforceable in accordance with its terms.
4.3 	Compliance with Other Instruments.  The execution, delivery and performance by each Purchaser of this Agreement does not, and the consummation of the transactions contemplated hereby will not (i) conflict with or result in any violation of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to each Purchaser, (ii) contravene the terms of the organizational documents of the Purchasers (except Dean and Pollnow) or (iii) conflict with or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under any of the terms, conditions or provisions of any agreement or instrument to which any Purchaser is a party or by which any of such Purchaser's assets may be bound or affected.
4.4 	Governmental Consents.  No consent, approval, order or
authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of any Purchaser is required in connection with the execution, delivery or performance of this Agreement by such Purchaser or the consummation by such Purchaser of the transactions contemplated hereby. Notwithstanding the foregoing, the parties acknowledge that the Seller acquired the Shares in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended, and has held the Shares for more than 2 years from the date of acquisition, that the sale of the Shares contemplated hereby is a resale of the Shares under Section 4(1) of the Securities Act, but that each of ValueAct, ValueAct II and ValueAct Capital is currently an affiliate of the Company and consequently the resale of the Shares by each of ValueAct, ValueAct II and ValueAct Capital may be subject to restrictions under federal securities laws.
4.5 	Litigation.  There are no Claims pending or, to the knowledge of any Purchaser, threatened, at law, in equity, in arbitration or before any governmental authority affecting such Purchaser's ability to consummate the transactions contemplated by this Agreement
4.6    Broker's, Finder's or Similar Fees.  There are no brokerage commissions, finder's fees or similar fees or commissions payable by any Purchaser in connection with the transactions contemplated hereby.
5. Miscellaneous.
5.1 	Binding Effect; Governing Law.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement shall be governed and interpreted under the laws of the State of California without regard to principles of conflict of laws.
5.2 	Nondisclosure.  Neither the Purchaser nor the Seller shall issue any press release or make any other public disclosure (including disclosure to public officials) with respect to this Agreement or the transactions contemplated by this Agreement, except as required by law, without the prior approval of the other party, which approval shall not be unreasonably withheld.
5.3 	Notice. Unless otherwise provided, any notice under this Agreement shall be given in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) upon confirmation of receipt by fax by the party to be notified, (c) one business day after deposit with a reputable overnight courier, prepaid for overnight delivery and addressed as set forth below, or (d) three days after deposit with the United States Post Office, postage prepaid, registered or certified with return receipt requested and addressed to the party to be notified at the address indicated below, or at such other address as such party may designate by 10 days' advance written notice to the other party given in the foregoing manner.
     If to the Purchaser:
                           ValueAct Capital Partners L.P.
                           One Maritime Plaza, Suite 1400
                           San Francisco, CA  94111
                           Attn:  George F. Hamel, Jr.
                           Fax:  (415) 362-5727

     with copies to:
                           Dechert
                           4000 Bell Atlantic Tower
                           17171 Arch Street
                           Philadelphia, PA 19103-2793
                           Attn:  Christopher G. Karras, Esq.
                           Fax: (215) 994-2222

     and:

                           Farallon Capital Management, L.L.C.
                           One Maritime Plaza, Suite 1325
                           San Francisco, CA  94111
                           Fax:  (415) 421-2132

     and:

                           Richards Spears Kibbe & Orbe
                            One Chase Manhattan Plaza
                            New York, NY  10005
                            Attn:  William Q. Orbe, Esq.
                            Fax:  (212) 530-1801

      If to Seller;
                            Kleiner Perkins Caufield & Byers
                            2750 Sand Hill Road
                            Menlo Park, CA 94025
                            Attn:  John L. Doerr
                            Fax: (650) 233-0300
    with copies to:
                            Kleiner Perkins Caufield & Byers
                            2750 Sand Hill Road
                            Menlo Park, CA 94025
                            Attn:  John A. Denniston
                            Fax: (650) 233-0378

      and
                           Brobeck, Phleger & Harrison LLP
                           One Market-Spear Street Tower
                           San Francisco, CA  94105
                           Attention: Ronald B. Moskovitz, Esq.
                           Fax: (415) 442-1010

5.4 	Amendments.  Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against any party hereto unless such modification, amendment or waiver is approved in writing by each party hereto. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.
5.5 	Failure to Pursue Remedies.  The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.
5.6 	Counterparts.  This Agreement may be executed simultaneously in any number of counterparts, including counterparts transmitted by telecopier or telefax, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.
5.7 	Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings
                                  (This space intentionally left blank.)

        IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first stated above.
                               SELLER:

                                 KPCB HOLDINGS, INC.
                                      as nominee for the Principals
                                 By:    /s/  Brook Byers
                                      -------------------------------------
                                 Name:
                                      -------------------------------------
                                 Title:
                                      -------------------------------------

                                 PURCHASERS:
                                 VALUEACT CAPITAL PARTNERS, L.P.
                                 By: VA Partners, L.L.C., its General Partner
                                 By:    /s/  George F. Hamel, Jr.
                                      -------------------------------------
                                 Name:	George F. Hamel, Jr.
                                Title:	Managing Member

                                 VALUEACT CAPITAL PARTNERS II, L.P.
                                 By: VA Partners, L.L.C., its General Partner
                                 By:    /s/  George F. Hamel, Jr.
                                      -------------------------------------
                                 Name:	George F. Hamel, Jr.
                                 Title:	Managing Member

                                 VALUEACT CAPITAL PARTNERS, L.P.
                                By: VA Partners, L.L.C., its Investment Manager
                                 By:    /s/  George F. Hamel, Jr.
                                      -------------------------------------
                                        Name:	George F. Hamel, Jr.
                                        Title: Managing Member

                                          /s/ Alexander L. Dean
                                 ----------------------------------------
Alexander L. Dean

         /s/ Charles F. Pollnow
---------------------------------------
Charles F. Pollnow

                                 FARALLON CAPITAL PARTNERS, L.P.

                                 FARALLON CAPITAL INSTITUTIONAL
                                 PARTNERS, L.P.

                                 FARALLON CAPITAL INSTITUTIONAL
                                 PARTNERS II, L.P.

                                 FARALLON CAPITAL INSTITUTIONAL PARTNERS
                                 III, L.P.

                                 TINICUM PARTNERS, L.P.

                                 By: Farallon Partners, L.L.C.,
                                 their General Partner
                                 By:    /s/  David Cohen
                                      -------------------------------------
                                        Name: David Cohen
                                        Title: Managing Member


                                 FARALLON CAPITAL OFFSHORE INVESTORS, INC.

                                 By: FARALLON CAPITAL MANAGEMENT, L.L.C.,
                                     its Agent and Attorney-in-Fact
                                 By:    /s/  David Cohen
                                      -------------------------------------
                                        Name: David Cohen
                                        Title:	Managing Member

                             EXHIBIT A


                 Purchaser                             Shares
                -----------                            ------

ValueAct Capital Partners, L.P.                        991,600
ValueAct Capital Partners II, L.P.                      68,000
ValueAct Capital International, Ltd.                    40,400
Alexander L. Dean                                        9,702
Charles F. Pollnow                                       9,701
Farallon Capital Partners, L.P.                        193,600
Farallon Capital Institutional Partners, L.P.          220,000
Farallon Capital Institutional Partners II, L.P.        17,600
Farallon Capital Offshore Investors, Inc.              413,600
Farallon Capital Institutional Partners III, L.P.       26,400
Tinicum Partners, L.P.                                   8,800
TOTAL:                                               1,999,403

EXHIBIT B

Wire Instructions

Bank of America
Global Payments Operations
Account Administration #5693
P.O. Box  27128
Concord, CA  94520
(925) 675-7335


Credit account name:  KPCB Holdings, Inc.
Account # 12337-30450
ABA Routing # 1210-00-358










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